FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of March 8, 2024

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F ____

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Weekly Report (March 4, 2024 – March 8, 2024) on the Second Tranche of Tenaris Share Buyback Program.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 8, 2024

Tenaris, S.A.

By: /s/ Giovanni Sardagna

Giovanni Sardagna

Investor Relations Officer

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Weekly Report (March 4, 2024 - March 8, 2024) on the Second Tranche of Tenaris Share Buyback Program

Luxembourg, March 8, 2024. - Tenaris S.A. (NYSE and Mexico: TS and EXM Italy: TEN) (“Tenaris”) announced today that pursuant to its Second Tranche of the Share Buyback Program announced on February 25, 2024, covering up to $300 million to be executed in the open market, it has repurchased the following ordinary shares from March 4 to (and including) March 8, 2024:

Date	Trading Venue	Shares Purchased	Weighted Average Price (EUR)	Purchases in EUR	Reference FX	Purchases in USD
04-mar-24	MTAA	783,800	16.4000	12,854,320	1.0863	13,963,648
04-mar-24	CEUX	316,000	16.3996	5,182,274	1.0863	5,629,504
04-mar-24	TQEX	43,000	16.4025	705,308	1.0863	766,176
05-mar-24	MTAA	813,000	16.8639	13,710,351	1.0871	14,904,522
05-mar-24	CEUX	316,000	16.8870	5,336,292	1.0871	5,801,083
05-mar-24	TQEX	45,000	16.8722	759,249	1.0871	825,380
06-mar-24	MTAA	851,000	17.1814	14,621,371	1.0907	15,947,530
06-mar-24	CEUX	329,000	17.1772	5,651,299	1.0907	6,163,872
06-mar-24	TQEX	48,555	17.1807	834,209	1.0907	909,872
07-mar-24	MTAA	882,000	17.2900	15,249,780	1.0928	16,664,960
07-mar-24	CEUX	342,000	17.2926	5,914,069	1.0928	6,462,895
07-mar-24	TQEX	51,000	17.2850	881,535	1.0928	963,341
08-mar-24	MTAA	908,000	17.3374	15,742,359	1.0960	17,253,626
08-mar-24	CEUX	351,837	17.3380	6,100,150	1.0960	6,685,764
08-mar-24	TQEX	52,752	17.3414	914,794	1.0960	1,002,614
		6,132,944	17.0322	104,457,359		113,944,785

From March 4, 2024 to (and including) March 8, 2024, the Company has purchased a total of 6,132,944 ordinary shares for a total consideration of €104,457,359, equivalent to USD113,944,785.

As of March 8, 2024, the Company held in treasury 28,877,456 ordinary shares (including 17,779,302 ordinary shares bought in the first tranche), equal to 2.45% of the total issued share capital.

Tenaris intends to cancel all shares purchased under the Program in due course.

Details of the above transactions, are available on Tenaris’s corporate website under the Share Buyback Program Section https://ir.tenaris.com/share-buyback-program.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.